SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

40 BANK STREET

CANARY WHARF

LONDON E14 5DS

TEL: (020) 7519-7000

FAX: (020) 7519-7070

www.skadden.com

August 15, 2008

VIA EDGAR

Mr. Jeffrey Riedler

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Re:	Fresenius Kabi Pharmaceuticals Holding, LLC
Registration statement on Form S-4 August 1, 2008, file no. 333-152690

Dear Mr. Riedler:

On behalf of Fresenius Kabi Pharmaceuticals Holding, Inc., a Delaware corporation and formerly Fresenius Kabi Pharmaceuticals Holding, LLC (“FK Holdings”), set forth below is FK Holdings’ response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated August 7, 2008 relating to the Registration Statement on Form S-4 (file no. 333-152690), filed by FK Holdings on August 1, 2008. The response is based on information provided to us by FK Holdings. References in this letter to page numbers refer to page numbers in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), as filed concurrently with this letter and dated August 15, 2008, via EDGAR submission.

The Amended Registration Statement reflects, as appropriate, FK Holdings’ response to the Staff’s comment contained herein and other changes and updates deemed necessary or appropriate by FK Holdings. We have also provided, on a

Mr. Jeffrey Riedler

August 15, 2008

supplemental basis, a blackline of the Amended Registration Statement marked against the Registration Statement to facilitate the Staff’s review.

Please note that FK Holdings was converted from a Delaware limited liability company to a Delaware corporation on August 14, 2008. This conversion has been reflected in the Amended Registration Statement.

FK Holdings’ response to the Staff’s comment is as follows:

Form S-4

General

1.	Please expand the information in the registration statement to include audited financial statements for the registrant, Fresenius Kabi Pharmaceuticals Holding, LLC.

Response: In response to the Staff’s comment, FK Holdings has included the audited financial statements for FK Holdings beginning on page F-1 of the Amended Registration Statement.

Should you have additional comments, please feel free to contact me at +44 (0)207 519 7074.

Very truly yours,

Michal Berkner

cc:	Gerrit Steen, FK Holdings
Scott Simpson, Skadden Arps
Philip Richter, Fried, Frank, Harris, Shriver & Jacobson LLP
Brian Mangino, Fried, Frank, Harris, Shriver & Jacobson LLP